UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number:  001-34149

DJSP ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

900 South Pine Island Road
Suite 400
Plantation, Florida 33324
Tel: (954) 233-8000, ext. 2024
Fax: (954) 233-8570
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________.

On March 16, 2010, David J. Stern, Chairman, President and Chief Executive Officer of DJSP Enterprises, Inc. (the “Company”) and Kumar Gursahaney, Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Company presented at the Roth Capital Partners 22nd Annual OC Growth Stock Conference in Dana Point, California.  The Company is not undertaking to update this presentation.  This report should not be deemed an admission as to the materiality of any information in this presentation.  The full text of the presentation is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

 EXHIBITS

Exhibit No.	Description

99.1	Investor presentation, dated March 16, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 16, 2010	DJSP ENTERPRISES, INC.

	By:	/s/ Kumar Gursahaney
Name: Kumar Gursahaney
Title: Chief Financial Officer